SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Winmark Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

974250 10 2

(CUSIP Number)

John L. Morgan

Winmark Corporation

605 Highway 169 N

Minneapolis, Minnesota 55441

(763) 520-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 974250 10 2

1	Names of Reporting Persons John L. Morgan

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 67,437

	8	Shared Voting Power 0

	9	Sole Dispositive Power 67,437

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,437

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.8%

14	Type of Reporting Person (See Instructions) IN

Reference is hereby made to the statements on Schedule 13D originally filed with the Securities and Exchange Commission on March 31, 2000, as amended pursuant to Amendment No. 1 dated June 15, 2000, Amendment No. 2 dated November 9, 2000, Amendment No. 3 dated September 18, 2001, Amendment No. 4 dated October 15, 2002, Amendment No. 5 dated June 5, 2006, Amendment No. 6 dated January 30, 2007, Amendment No. 7 dated June 11, 2007, Amendment No. 8 dated October 23, 2008, Amendment No. 9 dated July 22, 2009, Amendment No. 10 dated October 8, 2009, Amendment No. 11 dated March 4, 2010, Amendment No. 12 dated April 16, 2010, Amendment No. 13 dated March 9, 2011, Amendment No. 14 dated May 14, 2015, Amendment No. 15 dated August 17, 2017 and Amendment No. 16 dated April 1, 2019 (collectively, the “Schedule 13D”) which are incorporated by reference.  Pursuant to this Amendment No. 17 to Schedule 13D, Item 5 of Schedule 13D is hereby amended as follows:

Item 5.                                 Interest in Securities of the Issuer.

(a)         As of the date hereof, the Reporting Person beneficially owns the amount of Common Stock set forth below.  The percentage set forth below is based upon 3,648,753 shares of Common Stock outstanding on January 17, 2020.

Shares of Common Stock	Percentage of Outstanding Common Stock
67,437	1.8%

(b)         The Reporting Person has the sole power to vote and dispose of the shares of Common Stock, which he beneficially owns.

(c)          During the past sixty (60) days, the Reporting Person sold 299,075 shares of Common Stock to the Company pursuant to a public tender offer by the Company at a price of $163.00 per share.

(d)         Not applicable.

(e)          As of the date hereof, the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock of the Company.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7.                                 Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2020	/s/ John L. Morgan
John L. Morgan